CANADIAN NATURAL RESOURCES LIMITED CAUTIONS
INVESTORS REGARDING TRC CAPITAL'S BELOW MARKET "MINI-TENDER" OFFER
CALGARY, ALBERTA – JANUARY 22, 2025 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) has received notice of an unsolicited “mini-tender” offer made by TRC Capital Investment Corporation (“TRC Capital”) to purchase up to 2,500,000 Canadian Natural common shares, or approximately 0.12% of Canadian Natural’s outstanding shares, at a price of C$43.25 per share. The offering price represents a discount of 4.44% to the closing price of Canadian Natural's shares on the Toronto Stock Exchange (the “TSX”) on January 14, 2025, the last trading day before the mini-tender offer was commenced, and a 4.71% discount to the closing price of the Canadian Natural shares on the TSX on January 22, 2025.
Canadian Natural does not recommend or endorse TRC Capital’s unsolicited offer and has no association with TRC Capital or its offer. Shareholders are cautioned that TRC Capital’s offer has been made at a price below the current market price for Canadian Natural's shares. In addition, we caution shareholders that the offer is subject to numerous conditions and is not funded; the completion of the offer is subject to receipt of all financing necessary to fund TRC Capital’s financial obligations arising from the offer.
TRC Capital has made similar unsolicited mini-tender offers for shares of several other public companies. Mini-tender offers are designed to avoid many of the investor protections like disclosure and procedural protections applicable to most take-over bids and tender offers under Canadian securities laws. Both the Canadian Securities Administrators (CSA) and the United States Securities and Exchange Commission (SEC) recommend that investors exercise caution with mini-tender offers and have expressed serious concerns about mini-tender offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.
The CSA's long-standing guidance on mini-tenders can be found on the Ontario Securities Commission website at https://www.osc.ca/en/securities-law/instruments-rules-policies/6/61-301/csa-staff-notice-61-301-staff-guidance-practice-mini-tenders. The Alberta Securities Commission has also offered guidance to shareholders who receive mini-tender offers at www.asc.ca/-/media/ASC-Documents-part-1/Regulatory-Instruments/2024/07/6163236-Investor-Communication-re-Mini-Tenders.ashx.
The SEC has issued "Mini-Tender Offers: Tips for Investors" regarding mini-tender offers, noting that some bidders, in making offers at below-market prices, "have been increasingly used to catch investors off guard." The SEC's advisory may be found on the SEC website at https://www.sec.gov/about/reports-publications/investorpubsminitend.
Brokers, dealers and other market participants are encouraged to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.
Canadian Natural urges shareholders to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital’s offer. Canadian Natural recommends that shareholders who have not responded to TRC Capital’s mini-tender offer take no action.
Shareholders who have already tendered their shares should consider taking actions to withdraw them including reviewing the withdrawal procedures in TRC Capital’s offering documents. According to TRC Capital's offer documents, Canadian Natural shareholders who have already tendered their shares can withdraw their shares at any time before 11:59 p.m. (EST) on February 13, 2025 by following the procedures set forth in TRC Capital's offer documents.
Canadian Natural requests that TRC Capital include a copy of this news release with all distributions of materials relating to TRC Capital’s mini-tender offer related to Canadian Natural shares.

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for complete forward-looking statements www.cnrl.com.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for complete forward-looking statements www.cnrl.com.